EXHIBIT 99.1

Mynaric wins INNOSpace Masters Award from the German Space Agency at the DLR

Company receives top honor in the SME/Scale-Up category

MUNICH, July 13, 2023 – Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today was awarded the top honor in the “Best Submitted Idea” in the SME/Scale-up category at the INNOspace Masters Highlight Conference hosted by the German Space Agency of the DLR. This award recognizes pioneers and innovative ideas to advance the next generation of space technology.

“Being recognized with this award is a testament to Mynaric’s unwavering commitment to continuous innovation, scalable growth and exceeding customer expectations every day,” said Mustafa Veziroglu, Co-CEO of Mynaric during the acceptance speech. “These core values have been driving us forward since our founding in 2009.”

This marks the second time Mynaric has been recognized as part of the INNOspace initiative. In 2015/16, Mynaric received the “Best Submitted Idea” award under its former corporate name Vialight Communications.

Mynaric’s optical communications terminals are specifically designed for mass deployment as part of government and commercial satellite constellations. The company has previously been selected by Northrop Grumman for the SDA’s Tranche 1 Transport Layer and Tranche 1 Tracking Layer programs, by Raytheon for the SDA’s Tranche 1 Tracking Layer program, by Loft Federal for SDA’s Experimental Testbed NExT, by Telesat for the DARPA Blackjack program and others. In addition, Mynaric was named a key development partner for Phase 1 of DARPA’s Space-BACN program, was selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.